SECOND AMENDED AND RESTATED
OPERATING AGREEMENT
OF
MOTHER KOMBUCHA LLC,
a Florida Limited Liability Company

This Second Amended and Restated Operating Agreement of MOTHER KOMBUCHA LLC is executed as of _Sept 8_ , 2018 (the "Effective Date") by the persons who sign and are identified as "Members" in this Agreement. Certain Members of the Company previously executed an Amended and Restated Operating Agreement dated March 1, 2018 (the "Original Agreement"). This Agreement amends and restates the Original Agreement in its entirety and all references to the Operating Agreement of the Company shall be to this Second Amended and Restated Operating Agreement.

ARTICLE I
DEFINITIONS

Any capitalized term not otherwise defined in this Agreement shall have the definition provided on Schedule 1, attached hereto.

ARTICLE II
ORGANIZATION

2.01 **Formation.** The Company has been organized as a Florida limited liability company by filing Articles of Organization with the Secretary of State of Florida, which may be amended or restated from time to time.

2.02 **Name.** The name of the Company is "MOTHER KOMBUCHA LLC" and all Company business must be conducted in that name or such other names that comply with applicable law as the Managers may select from time to time.

2.03 **Registered Office and Registered Agent.** The registered office of the Company required by the FRLLCA to be maintained in the State of Florida shall be the office of the initial registered agent named in the Articles of Organization or such other office (which need not be a place of business of the Company) as the Managers may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Florida shall be the initial registered agent named in the Articles of Organization or such other person or persons as the Managers may designate from time to time in the manner provided by law.

2.04 **Principal Office and Other Offices.** The principal office of the Company shall be at 2708 25th St. N., St. Petersburg, Florida 33713, or at such other place as the Managers may designate from time to time. The Company may have such other offices as the Managers may designate from time to time.

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2.05 **Purposes.** The primary purposes of the Company shall be to own and operate a beverage manufacturing company. The Company may also engage in any other activity authorized by the FRLLCA.

2.06 **Powers.** The Company shall have all powers necessary, suitable or convenient for the accomplishment of the purposes of the Company, including without limitation (a) to make and perform all contracts; (b) to borrow or lend money and secure payment thereof; (c) to engage in all activities and transactions; and (d) to have all powers available to a limited liability company under (i) the FRLLCA, (ii) any other laws in the State of Florida, and (iii) the laws of any other jurisdiction where the Company conducts business.

2.07 **Foreign Qualification.** Prior to the Company's conducting business in any jurisdiction other than Florida, the Managers shall cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Managers, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction. At the request of the Managers, each Member shall immediately execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue, and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

2.08 **Term.** The Company will commence on first proper filing of Articles of Organization for the Company with the Secretary of the State of Florida, and will continue until the Company terminates under the terms of this Agreement.

2.09 **Mergers and Exchanges.** The Company may be a party to a merger, an exchange, or other acquisition under the FRLLCA, subject to the requirements of this Agreement.

2.10 **No State-Law Partnership.** The Members intend that the Company not be a partnership, a limited partnership, or a joint venture, and that no Member or Manager be a partner or joint venturer of any other Member or Manager, for any purposes other than federal and state tax purposes, and this Agreement may not be construed to suggest otherwise.

ARTICLE III
MEMBERSHIP

3.01 **Members and Percentage Interests.** The interests of the Members shall be represented by Units of difference Classes, as follows:

a.   Class A Units. Each "Class A Unit" shall represent an Interest and shall be designated as a Class A Unit of the Company and shall have the voting rights requiring Member approval that are set forth in this Agreement. The number of Class A Units that are issued to the Members are set forth on Exhibit A. The holders of Class A Units shall be entitled to one vote per

Class A Unit.

b.　　Class B Units. Each "Class B Unit" shall represent an Interest, shall be designated as a Class B Unit of the Company and shall have the voting rights requiring Member approval that are set forth in this Agreement. The number of Class B Units that are issued to the Members are set forth on Exhibit A. The holders of Class B Units shall be entitled to one vote per Class B Unit.

c.　　Class C Units. Each "Class C Unit" shall represent an Interest and shall be designated as a Class C Unit of the Company and shall have the voting rights requiring Member approval that are set forth in this Agreement. The number of Class C Units that are issued to the Members are set forth on Exhibit A. The holders of Class C Units shall not be entitled to vote.

Exhibit A may be amended from time to time to reflect changes in or additions to the membership of the Company. Any such amended Exhibit A shall (a) supersede all prior Exhibit A's, (b) become part of this Agreement, and (c) be kept on file at the principal office of the Company. Each Member represents that the Member is acquiring an interest in the Company for the account of such Member and not with a view to distribution thereof within the meaning of the Securities Act of 1933, as amended, or any state securities laws. The Member will not transfer such interest in contravention of that act or any applicable state or federal securities laws.

3.02 **Additional Members.** Additional persons may be admitted to the Company as Additional Members on such terms and conditions as shall be determined by unanimous consent of the Managers. The terms of admission or issuance must specify the Percentage Interests applicable thereto. The terms of admission or issuance may also provide for the creation of different classes or groups of Members and having different rights, powers, and duties. The Managers shall reflect the creation of any new class or group in an amendment to this Agreement indicating the different rights, powers, and duties, and such an amendment need be executed only by the Managers.

3.03 **Member Rights Specified in Agreement.** Except as otherwise specifically provided in this Agreement, no Member shall have the right (a) to sell, transfer or assign its interest in the Company; (b) to require partition of the property of the Company; or (c) to compel the sale of Company assets.

3.04 **No Authority.** Except as otherwise specifically provided in this Agreement, no Member (other than a Manager or an officer) has the authority or power to (a) transact business in the name of or on behalf of the Company, (b) bind or obligate the Company, or (c) incur any expenditures on behalf of the Company.

3.05 **Liability to Third Parties.** No Member or Manager shall be liable for the debts, obligations or liabilities of the Company, including under a judgment decree or order of a court.

3.06 **Withdrawal.** A Member may dissociate as a Member of the Company at any time by withdrawing as a Member by express will. The Member shall be dissociated upon the Company receiving notice of the person's express will to withdraw as a Member, or a date later than that of the notice, if specified by the Member. A Member that dissociates from the Company shall be deemed a Transferee and treated in accordance with Section 13.02 until such Member's interest in the Company is redeemed as provided herein.

3.07 **Certificates Representing Ownership of Units.** Certificates representing ownership of Units shall be executed and delivered by the Secretary on behalf of the Company. The form of such certificates shall be as determined by the Manager. Notwithstanding the foregoing, such certificates shall be in the name of the Company and shall set forth the name of the Member and the number and class, if any, of Units owned by each such Member. All certificates shall be consecutively numbered or otherwise identified. Any certificate issued shall bear a legend substantially as follows:

"ALL TRANSFEREES OF THESE UNITS ARE SUBJECT TO AND BOUND BY THE TERMS OF THE COMPANY'S ARTICLES OF ORGANIZATION AND OPERATING AGREEMENT, AS SUCH MAY HEREINAFTER BE AMENDED FROM TIME TO TIME.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED PURSUANT TO THE PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). NO TRANSFER OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE EFFECTED UNLESS (A) THEY SHALL HAVE BEEN REGISTERED UNDER THE ACT; OR (B) THERE SHALL HAVE BEEN DELIVERED TO THE COMPANY'S COUNSEL A "NO-ACTION" LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION STATING THAT SUCH TRANSFER MAY BE EFFECTED WITHOUT REGISTRATION UNDER THE ACT; OR (C) THE COMPANY HAS BEEN FURNISHED WITH A LEGAL OPINION SATISFACTORY TO THE COMPANY'S COUNSEL THAT SUCH TRANSFER MAY BE EFFECTED WITHOUT REGISTRATION UNDER THE ACT.

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE TRANSFERABLE ONLY UPON COMPLIANCE WITH THE PROVISIONS OF THE OPERATING AGREEMENT OF THE COMPANY, AS AMENDED FROM TIME TO TIME (A COPY OF WHICH IS ON FILE IN THE OFFICE OF THE SECRETARY OF THE COMPANY)."

ARTICLE IV
CAPITAL CONTRIBUTIONS

4.01 **Initial Contributions.** Each Member's initial Capital Contributions have been recorded in the Company's books and records.

4.02 **No Further Contributions.** No Member shall be required to make any Capital Contributions other than those specifically described by this Agreement, unless agreed to in writing by the contributing Member or required by the FRLLCA.

4.03 **Return of Contributions.** No Member is entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions. An unrepaid Capital Contribution is not a liability of the Company or of any Member.

4.04 **Loans by Members.** If the Company does not have sufficient cash to pay its obligations, any Member that may agree to do so with the Managers' consent may advance all or part of the needed funds to or on behalf of the Company. An advance described in this paragraph constitutes a loan from the Member to the Company, bears interest at the General Interest Rate from the date of the advance until the date of payment, and is not a Capital Contribution.

4.05 **Capital Accounts.** A Capital Account shall be established and maintained for each Member. The Capital Account of each Member:

(a) shall consist of (i) the amount of money contributed by that Member to the Company, and (ii) the fair market value of property contributed by that Member to the Company (net of liabilities secured by the contributed property that the Company is considered to assume or take subject to under Section 752 of the Internal Revenue Code);

(b) shall be increased by allocations to that Member of Company income and gain (or items thereof), including income and gain exempt from tax and income and gain described in Treasury Regulation § 1.704-1(b)(2)(iv)(g), but excluding income and gain described in Treasury Regulation § 1.704-1(b)(4)(i); and

(c) shall be decreased by (i) the amount of money distributed to that Member by the Company, (ii) the fair market value of property distributed to that Member by the Company (net of liabilities secured by the distributed property that the Member is considered to assume or take subject to under section 752 of the Internal Revenue Code), (iii) allocations to that Member of expenditures of the Company described in Section 705(a)(2)(B) of the Internal Revenue Code, and (iv) allocations of Company loss and deduction (or items thereof), including loss and deduction described in Treasury Regulation § 1.704-1(b)(2)(iv)(g), but excluding items described in clause (c)(iii) above and loss or deduction described in Treasury Regulation § 1.704-1(b)(4)(i) or § 1.704-1(b)(4)(iii).

The Capital Account of each Member also shall be maintained and adjusted as permitted by the provisions of Treasury Regulation § 1.704-1(b)(2)(iv)(f) and as required by the other provisions of Treasury Regulation § 1.704-1(b)(2)(iv) and 1.704-1(b)(4), including adjustments to reflect the allocations to the Members of depreciation, depletion, amortization, and gain or loss as computed for tax purposes, as required by Treasury Regulation § 1.704-1(b)(2)(iv)(g). A Member that has more than one Membership Interest shall have a single Capital Account that reflects all its Membership Interests, regardless of the class of Membership Interests owned by that Member and regardless of the time or manner in which those Membership Interests were acquired. On the transfer of all or part of a Membership Interest, the Capital Account of the transferor that is attributable to the transferred Membership Interest or part thereof shall carry over to the transferee Member in accordance with the provisions of Treasury Regulation § 1.704-1(b)(2)(iv)(l).

ARTICLE V
ALLOCATIONS AND DISTRIBUTIONS

5.01 Allocations of Net Profit and Net Loss.

(a)   The "Net Profit" or "Net Loss" of the Company for each fiscal year or relevant part thereof shall mean the Company's taxable income or loss for federal income tax purposes for such period (including therein all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code) with the following adjustments:

i.   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profit or Net Loss hereunder shall be considered an item of income.

ii.   Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulation Section 1.704 1(b)(2)(iv)(i) and not otherwise taken into account in computing Net Profit or Net Loss hereunder shall be considered an item of deduction.

(b)   Net Profit and Net Loss of the Company for any fiscal year or portion thereof shall be allocated among the Members as follows:

i.   Net Profit. Any Net Profit for the year shall be allocated among the Members as follows:

(1)   First, Net Profit shall be allocated pro rata [relative to the entire amount to be allocated to all Members in that year pursuant to this Section 5.01(b)i.(1)] among the Members in an amount equal to the excess, if any, of (A) the cumulative Net Loss allocated pursuant to Section 5.01(b)ii.(2) hereinbelow for all prior years, over (B) the cumulative Net Profit allocated pursuant to this Section 5.01(b)i.(1) for all prior years, until such time as each Member has been allocated an aggregate amount of Net Profit in all years pursuant to this Section 5.01(b)i.(1) equal to the aggregate amount of Loss allocated to that Member pur-

suant to Section 5.01(b)ii.(2) hereinbelow in all prior years; and

(2)   Then, Net Profit shall be allocated pro rata [relative to the entire amount to be allocated to all Members in that year pursuant to this Section 5.01(b)i.(2)] among the Members in an amount equal to the excess, if any, of (A) the cumulative Loss allocated pursuant to Section 5.01(b)ii.(1) hereinbelow for all prior years, over (B) the cumulative Net Profit allocated pursuant to this Section 5.01(b)i.(2) for all prior years, until such time as each Member has been allocated an aggregate amount of Net Profit in all years pursuant to this Section 5.01(b)i.(2) equal to the aggregate amount of Loss allocated to that Member pursuant to Section 5.01(b)ii.(1) hereinbelow in all prior years; and

(3)   Then, each Class A Member shall be allocated an amount of Net Profit equal to the excess, if any, of (A) the sum of the amount of such Member's Class A Preferential Return Account as of the last day of that year, and the cumulative amount of the Class A Preferential Return Account distributions made to such Member for that year and all prior years pursuant to Sections 5.01(a)(i) hereof (which sum is collectively referred to herein as such Class A Member's "Aggregate Accrued Return Account"), over (B) the cumulative Net Profit allocated to such Class A Member pursuant to this Section 5.01(b)i.(3) for all prior years, until such time as each Member has been allocated an aggregate amount of Net Profit in all years pursuant to this Section 5.01(b)i.(3) equal to such Class A Member's Aggregate Accrued Return Account. Allocations made pursuant to this Section 5.01(b)i.(3) shall be made among the Class A Members in proportion to the respective amounts required to be allocated to each Class A Member pursuant hereto; and

(4)   Then, any Net Profit remaining shall be allocated among the Members in accordance with their respective Percentage Interests in the Company at that time.

ii.   Any Net Loss of the Company for the year shall be allocated among the Members as follows:

(1)   First, all Net Loss shall be allocated among the Members in proportion to the positive balances in their respective Capital Accounts at that time (after reduction for any cash distributed from the Company to the Members pursuant to Section 5.02 in that year) until the balances of all of the Members' Capital Accounts have been reduced to zero; and

(2)   Then, any remaining Net Loss shall be allocated to the Members according to their respective Percentage Interests in the Company at that time.

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(c)   Notwithstanding anything in Subsection 5.01(b) to the contrary, the Managers will not allocate any item of loss or deduction to a Member that would cause or increase a deficit balance in such Member's Capital Account (as increased by such Member's share of "partnership minimum gain" and "partner nonrecourse debt minimum gain", as such terms are defined in Treasury Regulations Section 1.704-2 and applied to the Members of the Company) in excess of any limited dollar amount of such deficit balance that such Member is obligated to restore as of the end of any fiscal year, and will make special allocations of the Net Profit or Net Loss of the Company among the Members as necessary to cause the allocations under this 5.01 to be respected under Code Section 704(b) and Treasury Regulations Section 1.704 1(b)(1). The Managers shall, to the extent possible and in whatever manner it deems appropriate, make subsequent curative allocations of other items of income, gain, loss and deduction to offset any such special tax allocations.

5.02 **Distributions.**

(a) From time to time (but at least once each calendar quarter) the Managers shall determine in their reasonable judgment to what extent (if any) the Company's cash on hand exceeds its current and anticipated needs, including, without limitation, for operating expenses, debt service, acquisitions, and a reasonable contingency reserve. If such an excess exists, the Managers shall cause the Company to distribute to the Members and any Transferees, an amount in cash equal to that excess in the following order of priority:

i.   First, proportionately among the Class A Members in accordance with the positive balances of their respective Class A Preferential Return Accounts until the Members' Class A Preferential Return Account balances have been reduced to zero (0);

ii.   Second, proportionately among the Class A Members in accordance with the positive balances of their respective Class A Member's Unreturned Capital Account until the Class A Member's Unreturned Capital Account of each Class A Member has been reduced to zero (0); and

iii.   Then, pro rata among the Members in accordance with their respective Percentage Interests in the Company at that time.

(b) Notwithstanding the foregoing, the Managers shall cause the Company to make a distribution to the Members on or before the 90th day of each calendar year in an amount sufficient to cover the federal and state income tax liability incurred by each Member, or former Member, in connection with the allocations in Section 5.01 hereinabove for the immediately preceding year; provided, however, that no distribution need be made under this Section 5.02(b) if the Members or former Members received distributions in accordance with Section 5.02(a) in the prior year sufficient to cover such tax liability.

ARTICLE VI
MANAGEMENT

6.01 **Management by Managers.** Except for situations in which the approval of the Members is required by this Agreement or by nonwaivable provisions of applicable law, and subject to the provisions of paragraph 6.02 of this Agreement, the Board of Managers (sometimes referred to herein as the "Board" or as the "Managers") shall have the sole and exclusive control of the management, business and affairs of the Company, and the Board shall make all decisions and take all actions for the Company not otherwise provided for in this Agreement, including, without limitation, the following:

(a) entering into, making, and performing contracts, agreements, and other undertakings binding the Company that may be necessary, appropriate, or advisable in furtherance of the purposes of the Company and making all decisions and waivers thereunder, including a Fundamental Business Transaction;

(b) opening and maintaining bank and investment accounts and arrangements, drawing checks and other orders for the payment of money, and designating individuals with authority to sign or give instructions with respect to those accounts and arrangements;

(c) maintaining the assets of the Company in good order;

(d) collecting sums due the Company;

(e) to the extent that funds of the Company are available therefor, paying debts and obligations of the Company;

(f) acquiring, utilizing for Company purposes, and disposing of any asset of the Company;

(g) borrowing money or otherwise committing the credit of the Company for Company activities and voluntary prepayments or extensions of debt;

(h) selecting, removing, and changing the authority and responsibility of lawyers, accountants, and other advisers and consultants;

(i) obtaining insurance for the Company;

(j) determining distributions of Company cash and other property as provided in paragraph 5.02 of this Agreement;

(k) establishing a seal for the Company; and

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(l) designating one or more committees, each of which shall be comprised of one or more Managers, to exercise any authority of the Managers in the management, business and affairs of the Company.

6.02 **Restrictions.** Notwithstanding the provisions of paragraph 6.01 of this Agreement, the Managers may not cause the Company to do any of the following without complying with the applicable requirements set forth below:

(a) enter into a Fundamental Business Transaction, without complying with the Appraisal Rights procedures set forth in the FRLLCA (a sale, lease, exchange or other disposal of all or substantially all the Company's property and assets, other than in the usual and regular course of the Company's business, shall be considered an "appraisal event" for the purposes of the Appraisal Rights procedures set forth in the FRLLCA);

(b) do any act in violation of this Agreement;

(c) do any act which requires the prior approval of the Members;

(d) possess Company property or assign rights in Company property, other than for a Company purpose; or

(e) amend this Agreement, except as expressly permitted by this Agreement.

6.03 **Conflicts of Interest.** Subject to the other express provisions of this Agreement, each Manager, Member and officer of the Company at any time and from time to time may engage in and possess interests in other business ventures of any and every type and description, independently or with others with no obligation to offer to the Company or any other Member, Manager or officer the right to participate therein. The Company may transact business with any Manager, Member, officer or Affiliate thereof, provided the contract or transaction is fair to the Company as of the time it is authorized or ratified by Managers or Members, as the case may be.

6.04 **Number and Term of Office.** The Board of Managers of the Company shall consist of five (5) members, four (4) of which are appointed by the Class B Members and one (1) of which is appointed by a majority vote of the Class A Members. Each Manager on the Board of Managers shall hold office for the term for which he or she is elected and thereafter until his or her successor shall have been elected and qualified, or until his or her earlier death, resignation or removal. Unless otherwise provided in the Articles of Organization, Managers need not be Members or residents of the State of Florida.

6.05 **Removal; Resignation.** At any meeting of Members at which a quorum of Members is present called expressly for that purpose, or pursuant to a written consent adopted pursuant to this Agreement, any Manager may be removed, with or without cause, by a Simple Majority of the Class of Members electing such Manager. Any Manager may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the remaining Managers. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

6.06 **Compensation.** For their services in the management of the Company and its operations, the Managers may receive such compensation, if any, as may be designated from time to time by a Super Majority of the Members.

6.07 **Reimbursement.** The Managers are not required to advance any funds to pay costs and expenses of the Company. However, in the event the Managers advance such funds, the Managers shall be entitled to be reimbursed for out-of-pocket costs and expenses incurred in the course of their service hereunder, including the portion of their overhead reasonably allocable to Company activities.

6.08 **Meetings.**

(a) Unless otherwise required by law or provided in the Articles of Organization or this Agreement, a majority of the total number of Managers shall constitute a quorum for the transaction of business of the Managers, and the act of a majority of the Managers present at a meeting at which a quorum is present shall be the act of the Managers. A Manager who is present at a meeting of the Managers at which action on any Company matter is taken shall be presumed to have assented to the action unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as secretary of the meeting before the adjournment thereof or shall deliver such dissent to the Company immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Manager who voted in favor of such action.

(b) Meetings of the Managers may be held at such place or places as shall be determined from time to time by resolution of the Managers. At all meetings of the Managers, business shall be transacted in such order as shall from time to time be determined by resolution of the Managers. Attendance of a Manager at a meeting shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c) In connection with any annual meeting of Members at which Managers were elected, the Managers may, if a quorum is present, hold its first meeting for the transaction of business immediately after and at the same place as such annual meeting of the Members. Notice of such meeting at such time and place shall not be required.

(d) Regular meetings of the Managers shall be held at such times and places as shall be designated from time to time by resolution of the Managers. Notice of such regular meetings shall not be required.

(e) Special meetings of the Managers may be called by any Manager on at least 24 hours notice to each other Manager. Such notice need not state the purpose or purposes of, nor the business to be transacted at, such meeting, except as may otherwise be required by law or provided for by the Articles of Organization or this Agreement.

6.09 **Approval or Ratification of Acts or Contracts by Members.** The Managers in their discretion may submit any act or contract for approval or ratification at any annual meeting of the Members, or at any special meeting of the Members called for the purpose of considering any such act or contract. Any act or contract that shall be approved or be ratified by a majority of the Managers shall be as valid and as binding upon the Company and upon all the Members as if it shall have been approved or ratified by every Member of the Company.

6.10 **Action by Written Consent.** Any action permitted or required by the FRLLCA, the Articles of Organization or this Agreement to be taken at a meeting of the Managers or any committee designated by the Managers may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed and dated by all the Managers or members of such committee, as the case may be. A telegram, telex, cablegram or similar transmission by a Manager, or a photographic, photostatic, facsimile or similar reproduction of a writing signed by a Manager, shall be regarded as signed by the Manager for purposes of this paragraph. Such consent shall have the same force and effect as a unanimous vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of Florida, and the execution of such consent shall constitute attendance or presence in person at a meeting of the Managers or any such committee, as the case may be. The signed consent or a signed copy of the consent shall be kept on file at the principal office of the Company.

6.11 **Action by Telephone Conference or Other Remote Communications Technology.** Subject to the requirements of the FRLLCA, the Articles of Organization or this Agreement for notice of meetings, unless otherwise restricted by the Articles of Organization, Managers, or members of any committee designated by the Managers, may participate in and hold a meeting of the Managers or any committee of Managers, as the case may be, by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other. Or, another suitable electronic communications system may be used including video-conferencing technology or the Internet, but only if, each Manager entitled to participate in the meeting consents to the meeting being held by means of that system and the system provides access to the meeting in a manner or using a method by which each Manager participating in the meeting can communicate concurrently with each other participant. Participation in such meeting shall constitute attendance and presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

6.12 **Broad Discretion and Authority of Managers.** Each Member acknowledges and understands that the Managers are granted broad discretion and authority under this Agreement and that the Managers' exercise of such broad discretion and authority may impair the value of the Membership Interest of the Member. Such Member further acknowledges and understands that the Managers would not cause the Company to issue a Membership Interest to the Member if the Managers did not have such broad discretion and authority, and such Member agrees not to challenge the Manager's exercise of such discretion and authority.

ARTICLE VII
CONFIDENTIAL INFORMATION

7.01 **Confidential Information.** The Members acknowledge that, from time to time, they may receive information from or regarding the Company in the nature of trade secrets or that otherwise is confidential, the release of which may be damaging to the Company or persons with which it does business. Each Member shall hold in strict confidence any information it receives regarding the Company that is identified as being confidential (and if that information is provided in writing, that is so marked) and may not disclose it to any person other than another Member or a Manager, except for disclosures (i) compelled by law (but the Member must notify the Managers promptly of any request for that information, before disclosing it if practicable), (ii) to advisers or representatives of the Member or persons to which that Member's Membership Interest may be transferred as permitted by this Agreement, but only if the recipients have agreed to be bound by the provisions of this paragraph, or (iii) of information that Member also has received from a source independent of the Company that the Member reasonably believes obtained that information without breach of any obligation of confidentiality.

7.02. **Specific Performance.** The Members acknowledge that breach of the provisions of paragraph 7.01 of this Agreement may cause irreparable injury to the Company for which monetary damages are inadequate, difficult to compute, or both. Accordingly, the Members agree that the provisions of paragraph 7.01 of this Agreement may be enforced by specific performance.

ARTICLE VIII
MEETING OF MEMBERS

8.01 **Meetings.**

(a) A quorum shall be present at a meeting of Members if the holders of a Simple Majority are represented at the meeting in person or by proxy. With respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of the Percentage Interests of all Members entitled to vote is required by the FRLLCA or this Agreement, the affirmative vote of a Simple Majority at a meeting of Members at which a quorum is present shall be the act of the Members, except as provided by another specific provision in this Agreement.

(b) All meetings of the Members shall be held at the principal place of business of the Company or at such other place within or outside the State of Florida as shall be specified or fixed in the notices or waivers of notice thereof; provided that any or all Members may participate in any such meetings by means of conference telephone or similar communications equipment pursuant to paragraph 8.06 of this Agreement.

(c) Notwithstanding the other provisions of the Articles of Organization or this Agreement, the chairman of the meeting or the holders of a Super Majority shall have the power to adjourn such meeting from time to time, without any notice other than announcement at the meeting of the time and place of the holding of the adjourned meeting. If such meeting is adjourned by the Members, such time and place shall be determined by a vote of the holders of a Super Majority. Upon the resumption of such adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally called.

(d) An annual meeting of the Members, for the election of the Managers and for the transaction of such other business as may properly come before the meeting, shall be held at such place, within or outside the State of Florida, on such date and at such time as the Managers shall fix and set forth in the notice of the meeting, which date shall be within thirteen months subsequent to the date of organization of the Company or the last annual meeting of Members, whichever most recently occurred.

(e) Special meetings of the Members for any proper purpose or purposes may be called at any time by the Managers or the holders of at least ten percent of the Percentage Interests of all Members. If not otherwise stated in or fixed in accordance with the remaining provisions hereof, the record date for determining Members entitled to call a special meeting is the date any Member first signs the notice of that meeting. Only business within the purpose or purposes described in the notice (or waiver thereof) required by this Agreement may be conducted at a special meeting of the Members.

(f) Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than sixty days before the date of the meeting, either personally or by mail, by or at the direction of the Managers or person calling the meeting, to each Member entitled to vote at such meeting. If mailed, any such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the Member at his address on the voting list provided for in paragraph 8.02 of this Agreement, with postage thereon prepaid.

(g) The date on which notice of a meeting of Members is mailed or the date on which the resolution of the Managers declaring a distribution is adopted, as the case may be, shall be the record date for the determination of the Members entitled to notice of or to vote at such meeting, including any adjournment thereof, or the Members entitled to receive such distribution.

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8.02 **Voting List**. The Managers shall make, at least ten (10) days before each meeting of Members, a complete list of the Members entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the Percentage Interests held by each. For a period of ten (10) days prior to such meeting, such list shall be kept on file at the registered office or principal place of business of the Company and shall be subject to inspection by any Member at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any Member during the whole time of the meeting. The original membership records shall be prima-facie evidence as to who are the Members entitled to examine such list or transfer records or to vote at any meeting of Members. Failure to comply with the requirements of this paragraph shall not affect the validity of any action taken at the meeting.

8.03 **Proxies**. A Member may vote either in person or by proxy executed in writing by the Member. A telegram, telex, cablegram or similar transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member shall be treated as an execution in writing for purposes of this paragraph. Proxies for use at any meeting of Members or in connection with the taking of any action by written consent shall be filed with the Managers, before or at the time of the meeting or execution of the written consent, as the case may be. All proxies shall be received and taken charge of and all ballots shall be received and canvassed by the Managers, who shall decide all questions touching upon the qualification of voters, the validity of the proxies, and the acceptance or rejection of votes, unless an inspector or inspectors shall have been appointed by the chairman of the meeting, in which event such inspector or inspectors shall decide all such questions. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy. A proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. Should a proxy designate two or more persons to act as proxies, unless that instrument shall provide to the contrary, a majority of such persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting or giving consents thereby conferred, or if only one be present, then such powers may be exercised by that one; or, if an even number attend and a majority do not agree on any particular issue, the Company shall not be required to recognize such proxy with respect to such issue if such proxy does not specify how the Percentage Interests that are the subject of such proxy are to be voted with respect to such issue.

8.04 **Conduct of Meetings.** All meetings of the Members shall be presided over by the chairman of the meeting, who shall be a Manager (or representative thereof) designated by a majority of the Managers. The chairman of any meeting of Members shall determine the order of business and the procedure at the meeting, including the regulation of the manner of voting and the conduct of discussion.

8.05 **Action by Written Consent Without Meeting**.

(a) Any action required or permitted to be taken at any annual or special meeting of Members may be taken without a meeting, without prior notice, and without a vote, by the written consent of the Members or committee members, as the case may be, having not fewer than the minimum percentage of votes that would be necessary to take the action at a meeting at which all Members or committee members entitled to vote on the action were present and voted. Every written consent shall bear the date of signature of each Member who signs the consent. No written consent shall be effective to take the action that is the subject to the consent unless, within sixty (60) days after the date of the earliest dated consent delivered to the Company in the manner required by this paragraph, the signed consent or consents are delivered to the Company by delivery to its registered office, its principal place of business, or the Managers. Delivery shall be by hand or certified or registered mail, return receipt requested. Delivery to the Company's principal place of business shall be addressed to the Managers. A telegram, telex, cablegram or similar transmission by a Member, or a photographic, photostatic, facsimile or similar reproduction of a writing signed by a Member, shall be regarded as signed by the Member for purposes of this paragraph. The signed consent or a signed copy of the consent shall be kept on file at the principal office of the Company. Notice of the taking of any action by Members without a meeting by less than unanimous written consent shall be given to those Members who did not consent in writing to the action within ten (10) days after obtaining authorization by written consent.

(b) The record date for determining Members entitled to consent to action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company by delivery to its registered office, its principal place of business, or the Managers. Delivery shall be by hand or by certified or registered mail, return receipt requested. Delivery to the Company's principal place of business shall be addressed to the Managers.

(c) If any action by Members is taken by written consent, any articles or documents filed with the Secretary of State of Florida as a result of the taking of the action shall state, in lieu of any statement required by the FRLLCA concerning any vote of Members, that written consent has been given in accordance with the provisions of the FRLLCA and that any written notice required by the FRLLCA has been given.

8.06 **Action by Telephone Conference or Other Remote Communications Technology.** Members may participate in and hold a meeting by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other. Or, another suitable electronic communications system may be used including video-conferencing technology or the Internet, but only if each member entitled to participate in the meeting consents to the meeting being held by means of that system and the system provides access to the meeting in a manner or using a method by which each member participating in the meeting can communicate concurrently with each other participant. Participation in such meeting shall constitute attendance and presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

8.07 **Classes of Members; Voting.** At an annual or special meeting called for that purpose, the Members may from time to time establish classes or groups of Members. One or more of the Members' groups or classes may have certain expressed relative rights, powers, and duties, including voting rights, to be established at the time when the classes or groups are created, with seniority granted to one or more class or group as designated by the Members.

ARTICLE IX
OFFICERS

9.01 **Qualification.** The Managers may, from time to time, designate one or more persons to be officers of the Company. No officer need be a resident of the State of Florida, a Member or a Manager. Any officers so designated shall have such authority and perform such duties as the Managers may, from time to time, delegate to them. The Managers may assign titles to particular officers. Unless the Managers decide otherwise, if the title is one commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such officer by the Managers pursuant to this paragraph. Each officer shall hold office until his successor shall be duly designated and qualify for such office, until his death, or until he shall resign or shall have been removed in the manner hereinafter provided. Any vacancy occurring in any office of the Company (other than Manager) may be filled by the Managers. Any number of offices may be held by one person.

9.02. **Compensation.** The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Managers. However, election or appointment of an officer or agent shall not of itself, nor shall anything in this Agreement, create contract rights.

9.03. **Resignation.** Any officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Managers. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

9.04. **Removal.** Any officer may be removed as such, either with or without cause, by the Managers whenever in their judgment the best interests of the Company will be served thereby; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the person so removed.

ARTICLE X
INDEMNIFICATION

10.01 **Right to Indemnification.** Subject to the limitations and conditions as provided in this Article, each person who was or is made a party or is threatened to be made a party to or is involved in any Proceeding, or any appeal in such a Proceeding, or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a Member or Manager of the Company or while a Member or Manager of the Company is or was serving at the request of the Company as a Manager, director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise shall be indemnified by the Company to the fullest extent permitted by the FRLLCA, as the same exist or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, attorney's fees) actually incurred by such person in connection with such Proceeding, and indemnification under this Article shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder. The rights granted pursuant to this Article shall be deemed contract rights, and no amendments, modification or repeal of this Article shall have the effect of limiting or denying any such rights with respect to actions taken or Proceeding arising prior to any such amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Article could involve indemnification for negligence or under theories of strict liability.

10.02 **Advance Payment.** The right to indemnification conferred in this Article shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a person of the type entitled to be indemnified under paragraph 10.01 of this Agreement who was, is or is threatened to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the person's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such person in advance of the final disposition of a Proceeding, shall be made only upon delivery to the Company of a written affirmation by such person of his or her good faith belief that he has met the standard of conduct necessary for indemnification under this Article and a written undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under this Article or otherwise.

10.03 **Indemnification of Officers, Employees and Agents.** The Company, by adoption of a resolution of the Managers, may indemnify and advance expenses to an officer, employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses to Managers under this Article; and, the Company may indemnify and advance expenses to persons who are not or were not Managers, officers, employees, or agents of the Company but who are or were serving at the request of the Company as a Manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person to the same extent that it may indemnify and advance expenses to Managers under this Article.

10.04 **Appearance as a Witness.** Notwithstanding any other provision of this Article, the Company may pay or reimburse expenses incurred by a Member or Manager in connection with his appearance as a witness or other participation in a Proceeding at a time when he is not a named defendant or respondent in the Proceeding.

10.05 **Nonexclusivity of Rights.** The right to indemnification and the advancement and payment of expenses conferred in this Article shall not be exclusive of any other right which a Member or Manager or other person indemnified pursuant to paragraph 10.03 of this Agreement may have or hereafter acquire under any law (common or statutory), provision of the Articles of Organization or this Agreement, agreement, vote of disinterested Managers or otherwise.

10.06 **Insurance.** The Company may purchase and maintain insurance, at its expense, to protect itself and any person who is a Member or was serving as a Manager, officer, employee or agent of the Company or is or was serving at the request of the Company as a Manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under this Article.

10.07 **Member Notification.** To the extent required by law, any indemnification of or advance of expenses to a Member or Manager in accordance with this Article shall be reported in writing to the Members with or before the notice or waiver of notice of the next Members' meeting or with or before the next submission to Members of a consent to action without a meeting and, in any case, within the twelve month period immediately following the date of the indemnification or advance.

10.08 **Savings Clause.** If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Member or Manager or any other person indemnified pursuant to this Article as to costs, charges, and expenses (including attorney's fees), judgments, fines and amounts paid in settlement with respect to any action, suit or Proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this Article that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE XI
TAXES

11.01 **Tax Returns.** The Managers shall cause to be prepared and filed all necessary federal and state income tax returns for the Company, including making the elections described in paragraph 11.02 of this Agreement. Each Member shall furnish to the Managers all pertinent information in its possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed.

11.02 **Tax Elections.** The Company shall make the following elections on the appropriate tax returns:

> (a) to adopt the calendar year as the Company's fiscal year;

> (b) to adopt the cash method of accounting for keeping the Company's books and records;

> (c) if a distribution of Company property as described in Section 734 of the Internal Revenue Code occurs or if a transfer of a Membership Interest as described in Section 743 of the Internal Revenue Code occurs, on written request of any Member, to elect, pursuant to Section 754 of the Internal Revenue Code, to adjust the basis of Company properties;

> (d) to elect to amortize the organizational expenses of the Company and the start-up expenditures of the Company under Section 195 of the Internal Revenue Code ratably over a period of sixty (60) months as permitted by Section 709(b) of the Internal Revenue Code; and

> (e) any other election the Managers may deem appropriate and in the best interest of the Members.

Neither the Company nor any Manager or Member may make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 subtitle A of the Internal Revenue Code or any similar provisions of applicable state law, and no provision of this Agreement shall be construed to sanction or approve such an election.

11.03 **"Partnership Representative."** A majority of the Managers shall designate one Manager that is a Member to be the "partnership representative" of the Company pursuant to Section 6223(a) of the Internal Revenue Code, as amended by the Bipartisan Budget Act of 2015 ("BBA"); or, if there is no Manager that is a Member, the "partnership representative" shall be a Member that is designated as such by a Simple Majority. The Partnership Representative may resign at any time. Upon any such resignation, the Managers shall appoint a new Partnership Representative

> (a) _Cooperation_. Each Member agrees to cooperate with the Partnership Representative and to do or refrain from doing any or all things reasonably requested by the

Partnership Representative with respect to the conduct of such proceedings.

(b) Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by taxing authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member agrees that such Member will not independently act with respect to tax audits or tax litigation of the Company, unless previously authorized to do so in writing by the Partnership Representative, which authorization may be withheld by the Partnership Representative in its sole and absolute discretion. The Partnership Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c) BBA Elections. The Company will not elect into the partnership audit procedures enacted under Section 1101 of the BBA (the "BBA Procedures") for any tax year beginning before January 1, 2018, and, to the extent permitted by applicable law and regulations, the Company will annually elect out of the BBA Procedures for tax years beginning on or after January 1, 2018 pursuant to Code Section 6221(b) (as amended by the BBA). For any year in which applicable law and regulations do not permit the Company to elect out of the BBA Procedures, then within forty-five (45) days of any notice of final partnership adjustment, the Company will elect the alternative procedure under Code Section 6226, as amended by Section 1101 of the BBA, and furnish to the Internal Revenue Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) Tax Returns and Tax Deficiencies. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and taxes imposed pursuant to Code Section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

ARTICLE XII
BOOKS, RECORDS, REPORTS, AND BANK ACCOUNTS

12.01 **Maintenance of Books.** The Company shall keep books and records of accounts and shall keep minutes of the proceedings of its Members, its Managers and each committee of the Managers. The books of account for the Company shall be maintained on a cash basis in accordance with the terms of this Agreement, except that the Capital Accounts of the Members shall be maintained in accordance with Article IV of this Agreement. The calendar year shall be the accounting year of the Company.

12.02 **Accounts.** The Managers shall establish and maintain one or more separate bank and investment accounts and arrangements for Company funds in the Company name with financial institutions and firms that the Managers determine. The Managers may not commingle the Company's funds with the funds of any Member; however, Company funds may be invested in a manner the same as or similar to the Managers' investment of their own funds or investments by their Affiliates.

12.03 **Inspection Rights.** Each Member shall have the inspection rights provided by Section 605.0410, Florida Statutes.

12.04 **Financial Statements**. The Company shall provide to the Members: (i) unaudited internally prepared financial statements and cash flow statements within forty-five (45) days after the end of each calendar quarter, (ii) unaudited internally prepared financial statements and cash flow statements for each calendar year within 90 days after the end of each year, and (iii) all such other information as a member reasonably requests.

ARTICLE XIII
TRANSFERS

13.01 **Limited Right to Transfer**. No Member or Transferee shall make any Transfer of all or any part of its Membership Interest, whether now owned or hereafter acquired, except (a) with the unanimous consent of the Managers; (b) as provided by Article XIV of this Agreement; or (c) upon dissolution, as provided by paragraph 15.03 of this Agreement. Any attempted Transfer by a person of an interest or right, or any part thereof, in or in respect of the Company other than as specifically provided by this Agreement shall be, and is hereby declared, null and void *ab initio*.

13.02 **Rights of a Transferee**. Unless and until a Transferee becomes a Substituted Member of the Company as provided in this Agreement, the Transferee shall be entitled only to receive distributions to which the transferor is entitled to the extent these items were transferred. The Membership Interest of the Transferee shall not be considered in the voting requirements of the Company, and the Transferee shall have no right to participate in the operations or management of the Company. The Transferee shall not have access to records or other information concerning the company's activities and affairs, except in the case of dissolution and winding up of the Company, in which case the Transferee is entitled to an account of the Company's transactions only from the date of dissolution.

13.03 **Legal Opinion**. For the right of a Member to transfer a Membership Interest or any part thereof or of any Person to be admitted to the Company in connection therewith to exist or be exercised, the Company must receive an opinion from legal counsel acceptable to the Managers that states (a) the Transfer is exempt from registration under federal and state securities laws, (b) the Transfer will not cause the Company to be in violation of federal and state securities laws, (c) the Transfer will not adversely affect the status of the Company as a partnership under the Internal Revenue Code or Treasury Regulations, and (d) the Transfer will not result in the Company's being considered to have terminated within the meaning of the Internal Revenue Code or Treasury Regulations. The Managers, however, may waive the requirements of this paragraph.

13.04 **Admission as Substituted Member**. A Transferee has the right to be admitted to the Company as a Substituted Member with the Percentage Interest so transferred to such person, in the event that:

(a) the Member making such Transfer grants the Transferee the right to be so admitted;

(b) such Transfer is consented to in accordance with paragraph 13.01(a) of this Agreement; and

(c) a written, signed and dated instrument evidencing the Transfer has been filed with the Company in form and substance reasonably satisfactory to the Managers, and said instrument contains (i) the agreement by the Transferee to be bound by all of the terms and provisions of this Agreement, (ii) any necessary or advisable representations and warranties, including that the Transfer was made in accordance with all applicable laws, regulations, and securities laws, (iii) the Percentage Interests after the Transfer of the Member effecting the Transfer and the person to which the Membership Interest of part thereof is transferred (which must total the Percentage Interest of the Member effecting the Transfer before the Transfer) and (iv) the name, address and any other pertinent information necessary for amended Exhibit A and to make distributions.

13.05 **Transfer to Existing Member**. In the event of a Transfer to an existing Member, the existing Member shall be automatically deemed to be a Substituted Member.

13.06 **Third Party Offer**. In the event a Member desires to sell all or any portion of its Membership Interest to another person (other than an existing Member), the selling Member shall first offer to sell the Membership Interest to the other existing Members. Upon the receipt of an offer from a Third Party to purchase such Membership Interest, the selling Member shall promptly deliver a copy of the Third Party offer to all other Members. Each Member will have fifteen (15) days from the date of receipt of the Third Party offer to notify the selling Member in writing that the other Member intends to purchase the Membership Interest upon the terms and conditions of the Third Party offer. If more than one other Member desires to purchase the Membership Interest, each of the purchasing Members shall purchase a portion of the Membership Interest that is proportional to that Member's Percentage Interest. If none of the other Members give notification within fifteen (15) days of an intention to purchase the Membership Interest, then the selling Member shall be permitted to sell the Membership Interest to the Third Party upon the terms and conditions of the Third Party offer.

13.07 **Reasonable Expenses**. The Member effecting a Transfer and the Substituted Member shall pay, or reimburse the Company for, all costs incurred by the Company in connection with the admission of the Substituted Member (including, without limitation, the legal fees incurred in connection with the legal opinions referred to in paragraph 13.03 of this Agreement) on or before the tenth (10th) day after the receipt by that person of the Company's invoice for the amount due. If payment is not made by the date due, the person owing the amount shall pay interest on the unpaid amount from the date due until paid at a rate per annum equal to the Default Interest Rate.

ARTICLE XIV
BUYOUT OF MEMBERSHIP INTEREST

14.01 **Termination of Marital Relationship**.

(a) If the marital relationship of a Member is terminated by death or divorce and such Member does not succeed to all of such Member's spouse's marital or nonmarital interest, if any, in the Membership Interest (such spouse is referred to hereafter in this Article as the "Transferee Spouse"), either as outright owner of such Membership Interest or as a trustee of a trust holding such Membership Interest, whether or not such Member is a beneficiary of such trust, then such Member shall have the option to purchase at Fair Value (determined as of the date of the death or divorce of the Member) the Transferee Spouse's interest in the Membership Interest to which such Member does not succeed. Such option must be exercised within ninety (90) days after the death of or the Member's divorce from the Transferee Spouse. Should the Member fail to exercise such option within such 90-day period, then the Company shall have the option to purchase such Membership Interest at Fair Value for a period of ninety (90) days after the lapse of the initial 90-day period.

(b) Any Membership Interest of the Company held by a Member as a trustee of a trust as a result of the death of or the Member's divorce from the Transferee Spouse shall be treated as owned by such Member for purposes of this agreement. If such Member ceases to act as trustee of such trust for any reason, then such Member shall have the option to purchase all of the Membership Interest at Fair Value held in such trust. Such option must be exercised within ninety (90) days after such Member ceases to act as trustee of such trust. Should such Member fail to exercise such option within such 90-day period, then the Company shall have the option to purchase such Membership Interest for a period of ninety (90) days after the lapse of the initial 90-day period.

14.02 **Death of Member**. Commencing upon the death of a Member, the surviving Members shall for a period of ninety (90) days have the option to purchase all or any portion of the deceased Member's Membership Interest at Fair Value (determined as of the date of the death of the Member); provided, however, the exercise of said option shall require the approval of the unanimous consent of the Managers. Upon the expiration of ninety (90) days after the death of a Member, the Company shall be obligated to purchase all, and not less than all, of the deceased Member's Membership Interest at Fair Value which the surviving Members do not elect to purchase pursuant to the option granted in the preceding sentence. The representative of the deceased Member (which may include spouse and executors or administrators of the deceased Member) shall sell all of the deceased Member's Membership Interest to the Company and/or the other Members in accordance with the option or obligation established by this paragraph.

14.03 **Bankruptcy of Member.** If any Member becomes a Debtor in Bankruptcy and the Company is member-managed, the Company shall have the option, exercisable by notice from the Managers to the Debtor in Bankruptcy (or its representative) at any time prior to the one hundred eightieth (180th) day after receipt of notice of the occurrence of the event causing it to become a Debtor in Bankruptcy, to purchase all or any portion of the Debtor in Bankruptcy's Membership Interest at Fair Value (determined as of the date that notice of the exercise of such option is given by the Managers); provided, however, the exercise of said option shall require the approval of the unanimous consent of the Managers. In the event that notice of the exercise of such option is given by the Managers to the Debtor in Bankruptcy (or its representative), the Debtor in Bankruptcy shall sell its interest to the Company as provided by this Article.

14.04 **Termination of Employment/Withdrawal.** If either (a) any Member's employment with the Company terminates for any reason other than death, including but not limited to resignation, termination of employment with or without cause, or disability, or (b) any Member withdraws from the Company in accordance with Section 3.06 hereinabove, the Company shall be required, within one (1) year from the date of termination, to redeem all of the terminated or withdrawing Member's Membership Interest at Fair Value (determined as of the date of such termination or withdrawal regardless of when the redemption actually takes place). The Company shall exercise its option at any time during such one year period by delivering notice of its intent to redeem such Member/Transferee. Any Member whose employment is terminated or who withdraws from the Company shall be deemed a Transferee in accordance with Section 13.02 until such time as the Company elects to redeem such Member/Transferee. For purposes of this provision, if a Member becomes so partially or totally incapacitated, mentally or physically, whether it be due to sickness, accident, age, other infirmity or other reason, so that the Member is unable to carry on substantially all of the normal duties of the Member's regular occupation for the Employer for a continuous period of six (6) months (the "Continuous Period of Disability"), then at the end of the Continuous Period of Disability the Member shall be deemed to be disabled. If two or more periods of disability are not separated by return to full time work of at least thirty (30) consecutive days, then such period shall be considered one Continuous Period of Disability. In the event of any dispute regarding the existence, extent or continuance of a disability, the disabled Member shall select a doctor and the Company shall select a second doctor and those two doctors shall select a third doctor whose determination shall be binding on all the parties hereto.

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Membership Interest at Fair Value (determined as of the date that notice of the exercise of such option is given by the Managers); provided, however, the exercise of said option shall require the approval of the unanimous consent of the Managers. In the event that notice of the exercise of such option is given by the Managers to the Debtor in Bankruptcy (or its representative), the Debtor in Bankruptcy shall sell its interest to the Company as provided by this Article.

14.04   **Termination of Employment/Withdrawal**. If either (a) any Member's employment with the Company terminates for any reason other than death, including but not limited to resignation, termination of employment with or without cause, or disability, or (b) any Member withdraws from the Company in accordance with Section 3.06 hereinabove, the Company shall be required, within one (1) year from the date of termination, to redeem all of the terminated or withdrawing Member's Membership Interest at Fair Value (determined as of the date of such termination or withdrawal regardless of when the redemption actually takes place). The Company shall exercise its option at any time during such one year period by delivering notice of its intent to redeem such Member/Transferee. Any Member whose employment is terminated or who withdraws from the Company shall be deemed a Transferee in accordance with Section 13.02 until such time as the Company elects to redeem such Member/Transferee. For purposes of this provision, if a Member becomes so partially or totally incapacitated, mentally or physically, whether it be due to sickness, accident, age, other infirmity or other reason, so that the Member is unable to carry on substantially all of the normal duties of the Member's regular occupation for the Employer for a continuous period of six (6) months (the "Continuous Period of Disability"), then at the end of the Continuous Period of Disability the Member shall be deemed to be disabled. If two or more periods of disability are not separated by return to full time work of at least thirty (30) consecutive days, then such period shall be considered one Continuous Period of Disability. In the event of any dispute regarding the existence, extent or continuance of a disability, the disabled Member shall select a doctor and the Company shall select a second doctor and those two doctors shall select a third doctor whose determination shall be binding on all the parties hereto.

14.05 **Insufficient Surplus**. If the Company shall not have sufficient surplus to permit it lawfully to purchase the Membership Interest under paragraph 14.01, 14.02, 14.03 or 14.04 at the time of the closing, the other Members may take such action to vote their respective Membership Interests to reduce the capital of the Company or to take such other steps as may be appropriate or necessary in order to enable the Company lawfully to purchase such Membership Interest.

14.06 **Option by Other Members**. If the Company fails or declines to exercise an option to purchase a Membership Interest of a Member as provided by this Agreement within the period of time specified for such option, then the other Members shall have the option for a period of ninety (90) days thereafter to purchase such Membership Interest in such proportions as they mutually agree or in proportion to their respective Percentage Interests for the same price and upon the same terms available to the Company.

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14.07 **Exercise of Option.** Any option to purchase a Membership Interest as provided by this Agreement shall be deemed exercised at the time the purchasing party delivers to the selling party written notice of intent to exercise such option along with an initial payment in the form of a certified or cashier's check in the amount of ten percent (10%) of the estimated purchase price anticipated by the purchaser, in person or by United States registered mail, properly stamped and addressed to the last known address of the selling party.

14.08 **Determination of Fair Value.** The "Fair Value" of a Membership Interest shall be the amount that would be distributable to the Member holding such interest in the event that the assets of the Company were sold for cash and the proceeds, net of liabilities, were distributed to the holders of all Membership Interests pursuant to this Agreement. In the event that the Fair Value of a Membership Interest is to be determined under this Agreement, the Managers shall select a qualified independent appraiser to make such determination, and the Managers shall make the books and records available to the appraiser for such purpose. The determination of Fair Value made by such appraiser shall be final, conclusive, and binding on the Company, all Members, and all Transferees of a Membership Interest.

14.09 **Fees and Expenses of Appraiser.** In the case of a purchase and sale of Membership Interest under paragraph 14.01 or 14.02 of this Agreement (in the event of death or divorce of a Member), the fees and expenses of such appraiser shall be paid by the Company. In the case of a purchase and sale of Membership Interest under paragraph 14.03 (in the event of the bankruptcy of a Member), the fees and expenses of such appraiser shall be paid by the Debtor in Bankruptcy or Defaulting Member, by deducting at closing such fees and expenses from the purchase price to be paid to such Debtor in Bankruptcy or Defaulting Member, and remitting the same to the Company. Otherwise, the fees and expenses of such appraiser shall be shared equally by the purchaser and seller.

14.10 **Right to Withdraw Option.** In the event that a Member has exercised an election to purchase a Membership Interest under this Agreement and Fair Value has been determined as provided by paragraph 14.08 of this Agreement, such Member may elect to terminate its right to purchase within fifteen (15) days following its receipt of the determination of Fair Value, by delivery of written notice to the Company and to the Transferee. In such an event, the initial payment shall be returned to the Member withdrawing the option, and the other Members may elect to purchase the Membership Interest (or portion thereof) in such proportions as they mutually agree or in proportion to their respective Percentage Interests.

14.11 **Terms of Purchase.**

(a) The closing date for any sale and purchase made pursuant to this Article shall be the later of (i) thirty (30) days after the notice of the exercise of option has been received by the selling party, or (ii) thirty (30) days after the parties have received notice of the Fair Value of the Membership Interest.

(b) Payment of the purchase price for a Membership Interest may be made by the Company and/or the other Members as follows: (i) a down payment equal to ten percent (10%) of the Fair Value to be made at closing, and (ii) the balance of the purchase price, bearing interest at the General Interest Rate determined on the date of closing, to be paid in sixty (60) equal monthly installments, with the first payment due thirty (30) days after the date of closing. Any such purchaser shall have the right to pay all or any part of such obligation at any time or times in advance of maturity without penalty. In the event that the Company becomes a party to a Fundamental Business Transaction, such obligation (or remaining portion thereof) shall be paid in full within thirty (30) days of the date that the Company becomes a party to such transaction.

(c) At the closing, the person selling the Membership Interest will transfer the Membership Interest free and clear of any liens or encumbrances, other than those which may have been created to secure any indebtedness or obligations of the Company.

(d) In each event that a Membership Interest in the Company is purchased as described in this Agreement, upon the execution and delivery of the notes or payment of the cash as required herein, this Agreement shall operate as an automatic transfer to the purchaser of the Membership Interest in the Company. The payment to be made to the selling Member, Transferee, or its representative shall constitute complete release, liquidation and satisfaction of all the rights and interest of the selling Member, Transferee, or its representative (and of all persons claiming by, through, or under the selling Member, Transferee, or its representative) in and in respect of the Company, including, without limitation, any Membership Interest, any rights in specific Company property, and any rights against the Company and (insofar as the affairs of the Company are concerned) against the Members. The parties shall perform such actions and execute such document that may be reasonably necessary to effectuate and evidence such purchase and sale, and release as provided by this paragraph.

ARTICLE XV
DISSOLUTION

15.01 **Event Requiring Dissolution.** The Company shall begin to wind up its affairs upon the first of the following to occur:

(a) the execution of an instrument approving the dissolution of the Company by unanimous consent of the Managers;

(b) the occurrence of any event that terminates the continued membership of the last remaining Member of the Company; provided, however, that the Company is not dissolved if, no later than ninety (90) days after the termination of the membership of the last remaining Member, the legal representative or successor of the last remaining

Member, or the legal representative or successor's designee, agrees to continue the Company and to become a Member as of the date of termination of the membership of the last remaining Member;

(c) entry of a decree of judicial dissolution of the Company;

(d) the occurrence of a nonwaivable event under the terms of the FRLLCA which requires the Company to be terminated; or

(e) by the act of a majority of the Managers, if no capital has been paid into the Company, and the Company has not otherwise commenced business.

15.02 **Business May Be Continued.** Except as provided in paragraph 15.01(b) of this Agreement, any event that terminates the continued membership of a Member in the Company shall not dissolve the Company if at least a Simple Majority of the remaining Members agree to continue the business of the Company, within ninety (90) days after the date of dissolution. If ninety (90) days have expired, the Members must amend the Articles of Organization during the three (3) year period following the event of dissolution, to exclude the event of dissolution, as applicable.

15.03 **Purchase of Former Member's Membership Interest.** Upon an event requiring dissolution as provided in 15.01 of this Agreement, the Company's books shall be closed upon the date of such event, so as to determine the Former Member's Membership Interest value on the date ending all of the Former Member's financial interest in the Company. Within one hundred eighty (180) days of such event, the Company shall purchase the Former Member's Membership Interest at Fair Value (as determined by paragraph 14.08 of this Agreement), upon terms of purchase as provided in Article XIV of this Agreement.

15.04 **Liquidation and Dissolution.** As soon as possible following an event requiring dissolution of the Company, the Managers shall act as liquidator or may appoint one or more Managers or Members as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the FRLLCA. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Managers. The steps to be accomplished by the liquidator are as follows:

(a) as promptly as possible after such event and again after final liquidation, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(b) the liquidator shall cause the notice described in Section 605.0711 of the Florida Statutes to be mailed to each known creditor of and claimant against the Company in the manner described in such statute, and shall follow the procedure of Section 605.0712, Florida Statutes, to resolve payment of unknown claims;

(c) the liquidator shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including, without limitation, all expenses incurred in liquidation and any loans or advances described in paragraph 4.04 of this Agreement) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(d) all remaining assets of the Company shall be distributed to the Members as follows:

(i) the liquidator may sell any or all Company property, including to Members, and any resulting gain or loss from each sale shall be computed and allocated to the Capital Accounts of the Members;

(ii) with respect to all Company property that has not been sold, the fair market value of that property shall be determined and the Capital Accounts of the Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in property that has not been reflected in the Capital Accounts previously would be allocated among the Members if there were a taxable disposition of that property for the fair market value of that property on the date of distribution; and

(iii) Company property shall be distributed among the Members in accordance with Section 5.02; and those distributions shall be made by the end of the taxable year of the Company during which the liquidation of the Company occurs (or, if later, ninety (90) days after the date of liquidation).

All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses, and liabilities theretofore incurred or for which the Company has committed prior to the date of dissolution and those costs, expenses, and liabilities shall be allocated to the distributee pursuant to this paragraph. Upon completion of all distributions to the Member, such distribution shall constitute a complete return to the Member of its Capital Contributions and release all claims against the Company. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

15.05 **Deficit Capital Accounts.** Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the Capital Account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement to all Members in proportion to their respective Percentage Interests, upon dissolution of the Company such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

15.06 **Articles of Dissolution.** On completion of the distribution of Company assets as provided herein, the Company is dissolved, and the Managers (or such other person or persons as the FRLLCA may require or permit) shall file Articles of Dissolution pursuant to Section 605.0707 of the Florida Statutes with the Department of State of Florida along with a certificate from the comptroller that all fees and license taxes owing to the State have been paid, and take such other actions as may be necessary to terminate the Company.

ARTICLE XVI
AMENDMENT OR MODIFICATION

16.01 **Amendment or Modification.** This Agreement may be amended or modified from time to time only with a written instrument executed with the unanimous consent of the Members.

16.02 **Special Provisions for Certain Amendments or Modifications.**

(a) An amendment or modification reducing a Member's Percentage (other than to reflect changes otherwise provided by this Agreement) is effective only with that Member's consent.

(b) An amendment or modification reducing the required Percentage Interest or other measure for any consent or vote in this Agreement is effective only with the consent or vote of Members having the Percentage Interest or other measure theretofore required.

(c) An amendment to establish the relative rights and preferences of the Membership Interests of any class or series may be made by a committee of Managers, within the authority of Managers or otherwise provided in the Articles of Organization, the FRLLCA, or resolutions by Members forming the committee.

(d) An amendment or modification made solely to reflect the admission or withdrawal of a Member (such as to Exhibit A) need not be approved by any Member if the requirements set forth in this Agreement with respect to the admission or withdrawal of the Member are otherwise satisfied.

ARTICLE XVII
GENERAL PROVISIONS

17.01 **Construction**. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine, and neuter. In the event there is only one Member, then references to Members in the plural should be construed as singular; likewise, in the event there is only one Manager, then references to Members in the plural should also be construed as singular.

17.02 **Offset.** Whenever the Company is to pay any sum to any Member, any amounts that Member owes the Company may be deducted from that sum before payment.

17.03 **Notices.** Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents provided for or permitted to be given under this Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the recipient, postage paid, and registered or certified with return receipt requested or by delivering that writing to the recipient in person, by courier, or by facsimile transmission; and a notice, request, or consent given under this Agreement is effective on receipt by the person. All notices, requests, and consents to be sent to a Member must be sent to or made at the addresses given for that Member on Exhibit A or such other address as that Member may specify by notice to the other Members. Any notice, request, or consent to the Company or the Managers must be given to the Managers at the following address:

> 4360 28th St. N.
> St. Petersburg, Florida 33714

Whenever any notice is required to be given by law, the Articles of Organization or this Agreement, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

17.04 **Entire Agreement; Supersedes Other Agreements.** This Agreement includes the entire agreement of the Members and their Affiliates relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

17.05 **Effect of Waiver or Consent.** A waiver or consent, express or implied, to or of any breach or default by any person in the performance by that person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that person of the same or any other obligations of that person with respect to the Company. Failure on the part of a person to complain of any act of any person or to declare any person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that person of its rights with respect to that default until the applicable statute-of-limitations period has run.

17.06 **Binding Effect.** Subject to the restrictions on Transfers set forth in this Agreement, this Agreement is binding on and inure to the benefit of the Members and their respective heirs, legal representatives, successors, and assigns. However, unless and until properly admitted as a Member, no Transferee will have any rights of a Member beyond those provided expressly set forth in this Agreement or granted by the FRLLCA to Transferees.

17.07 **Governing Law.** THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF FLORIDA, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION.

17.08 **Severability.** If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by law.

17.09 **Further Assurances.** In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

17.10 **Waiver of Certain Rights.** Each Member irrevocably waives any right it may have to maintain any action for dissolution of the Company or for partition of the property of the Company.

17.11 **Indemnification.** To the fullest extent permitted by law, each Member shall indemnify the Company, each Manager and each other Member and hold them harmless from and against all losses, costs, liabilities, damages, and expenses (including, without limitation, costs of suit and attorney's fees) they may incur on account of any breach by that Member of this Agreement.

17.12 **Counterparts.** This Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same instrument.

ARTICLE XVIII
NOTICES

18.01 **Compliance with Regulation D of the Securities Act of 1933.** THE OWNERSHIP INTERESTS THAT ARE THE SUBJECT OF THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933,

AS AMENDED, OR ANY STATE SECURITIES LAWS. THE INTERESTS MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, TRANSFERRED, OR OTHERWISE DISPOSED OF UNTIL THE HOLDER THEREOF PROVIDES EVIDENCE SATISFACTORY TO THE MANAGERS (WHICH, IN THE DISCRETION OF THE MANAGERS, MAY INCLUDE AN OPINION OF COUNSEL) THAT SUCH OFFER, SALE, PLEDGE, TRANSFER, OR OTHER DISPOSITION WILL NOT VIOLATE APPLICABLE FEDERAL OR STATE SECURITIES LAWS. THE OWNERSHIP INTERESTS THAT ARE THE SUBJECT OF THIS OPERATING AGREEMENT ARE SUBJECT TO RESTRICTIONS ON THE SALE, PLEDGE, TRANSFER, OR OTHER DISPOSITION AS SET FORTH IN THIS OPERATING AGREEMENT.

      18.02 **Notice to Members.** By executing this Agreement, each Member acknowledges that it has actual notice of all of the provisions of this Agreement, including, without limitation, the restrictions on the transfer of Membership Interests set forth in this Agreement, and all of the provisions of the Articles of Organization. Except as otherwise expressly provided by law, each Member hereby agrees that this Agreement constitutes adequate notice of any notice requirement under Chapter 679 of the Florida Statutes, the Uniform Commercial Code - Secured Transactions, and each Member hereby waives any requirement that any further notice thereunder be given.

      IN WITNESS HEREOF, the Managers have adopted this Operating Agreement and the Members have executed this Operating Agreement, as of the Effective Date.


MANAGERS:


TONYA DONATI
Date signed: 9/8/2018

VICTOR DONATI
Date signed: 9/8/18



JOSHUA RUMSCHLAG
Date signed: 9/8/2018

ELIZABETH VANNESTE

34

Date signed: 9/8/2018

MEMBERS:



TONYA DONATI
Date signed: 9/8/2018



VICTOR DONATI
Date signed: 9/8/18



JOSHUA RUMSCHLAG
Date signed: 9/8/2018

ELIZABETH VANNESTE
Date signed: 9/8/2018

35

EXHIBIT A
MEMBERS OF MOTHER KOMBUCHA LLC

As of 09/08/2018

Member	Units	Class of Unit	Percentage Interest
Total Class A Units			
Tonya Donati	4,455	Class B	49.50%
Elizabeth Vanneste	1,575	Class B	17.50%
Victor Donati	1,485	Class B	16.50%
Joshua Rumschlag	1,485	Class B	16.50%
Total Class B Units	9,000		
Total Class C Units			

* As Class A Units or Class C Units are issued, they will be taken from the Class B Units for issuance directly diluting the ownership interest of the Class B Members only.

Schedule 1
Definitions

As used in this Agreement, the following terms have the following meanings:

"Affiliate" means, with reference to any person, any other person controlling, controlled by or under direct or indirect common control with such person.

"Agreement" means this Operating Agreement, as amended from time to time.

"Appraisal Rights procedures" means those provisions contained in Sections 605.1006 and 605.1061 to 605.1072 of the Florida Statutes, as may be amended from time to time.

"Articles of Organization" means the initial, amended, and restated articles of organization of the Company.

"Debtor in Bankruptcy" means a person who is the subject of a) an order for relief under Title 11 of the United States Code or a successor statute of general application; or b) a comparable order under federal, state, or foreign law governing insolvency.

"Business Day" means Monday through Friday, excluding any day that a national banking association is not open for normal business transactions.

"Capital Account" means a capital account maintained for a Member as provided by Treasury Regulation 1.704-1(b)(2)(iv) of the Regulations of the Internal Revenue Service.

"Capital Contribution" means the amount of money and the Net Value of property other than money contributed to the Company by a Member.

"Class" when used with reference to a Unit, shall mean the Class of Units of which such Unit is a part.

"Class A Capital Investment" shall mean the net amount of each Class A Member's capital contributions paid to the Company upon issuance of the Class A Units to such Class A Member.

"Class A Member" shall mean a Member holding Class A Units. In the event a Member holds more than one class of Units, such term shall refer to such Member only in the capacity as a holder of such Units without regard to other classes of Units held.

"Class A Member's Unreturned Capital Account" shall mean with respect to any Member holding Class A Units, the excess of (i) the aggregate Class A Capital Investment made by such Member (or its predecessors in interest) with respect to such Class A Units held by such Member over (ii) the sum of all prior Distributions made to such Member (or its predecessors in interest) pursuant to Section 5.02(a)(i) hereof with respect to such Class A Units held by such Member.

"Class A Preferential Return Account" shall mean with respect to any Member holding Class A Units, an amount consisting of an initial balance of zero (0), and: (a) increased at the end of each calendar year commencing on the date of the execution of this Agreement by an interest factor equal to eight percent (8.0%) per annum applied to the average daily balance of such Member's Class A Member's Unreturned Capital Account during such year, and (b) decreased by an amount equal to the aggregate amount of cash distributed to the Member pursuant to Section 5.02(a)(ii) hereof. An annualized, prorata and/or interim calculation shall be made in the year in which the Member is admitted to the Company, the year in which the Company terminates, and in any other year necessary in order to reflect the number of days in which a Member has a positive balance in its Class A Members' Unreturned Capital Account, and prior to making each distribution to the Members pursuant to Section 5.02 hereof the balances of the Members' Class A Preferential Return Accounts shall be calculated through the date of such distribution.

"Company" means MOTHER KOMBUCHA LLC, a Florida limited liability company.

"Default Interest Rate" means a rate per annum equal to the lesser of (a) ten percent (10%) plus the prime rate published in The Wall Street Journal on the day the rate is determined (or the most recent day on which The Wall Street Journal was published if the paper is not published on the day the rate is determined), or, (b) the maximum rate permitted by applicable law.

"FRLLCA" means the Florida Revised Limited Liability Company Act, including any successor statute, as may be amended from time to time.

"Former Member" means any person who had executed this Agreement, as of the date of this Agreement as a Member, or hereafter admitted to the Company as a Member, as provided in this Agreement, but who is no longer a Member of the Company; however, this term does not include a person who ceases to be a Member as a result of bankruptcy, default or expulsion.

"Fundamental Business Transaction" means (a) a merger, (b) a conversion, or (c) a sale, lease, exchange or other disposition (other than by way of a pledge, mortgage, deed of trust or trust indenture) of all or substantially all the Company's property and assets (with or without good will), other than in the usual and regular course of the Company's business.

"General Interest Rate" means a rate per annum equal to the lesser of (a) the prime rate published in The Wall Street Journal on the day the rate is determined (or the most recent day on which The Wall Street Journal was published if the paper is not published on the day the rate is determined), or, (b) the maximum rate permitted by applicable law.

"Internal Revenue Code" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

"Manager" means any person elected as a Manager of the Company as provided in this Agreement, but does not include any person who has ceased to be a Manager of the Company.

"Member" means any person executing this Agreement as of the date of this Agreement as a Member or hereafter admitted to the Company as a Member as provided in this Agreement, but does not include any person who has ceased to be a Member of the Company.

"Membership Interest" means the interest of a Member in the Company, including, without limitation, rights to distributions (liquidating or otherwise), allocations, information, and to consent or approve.

"Net Value" means, in connection with a Capital Contribution of property, the value of the asset less any indebtedness to which the asset is subject when contributed.

"Percentage Interest" means the ratio in which the Members shall share profits and losses, as provided in this Agreement. The sum of the Members' Percentage Interests shall be one hundred percent (100%).

"Person" means any business entity, trust, estate, executor, administrator, or individual.

"Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

"Simple Majority" means one or more Members having among them more than fifty percent (50%) of the Percentage Interests of all Members.

"Super Majority" means one or more Members having among them more than sixty-six and sixty-seven hundredths percent (66.67%) of the Percentage Interests of all Members.

"Transfer" means any sale, transfer, encumbrance, gift, donation, assignment, pledge, hypothecation, or other form of transfer of a Membership Interest or any portion of a Membership Interest, whether voluntary or involuntary, whether attempted or completed, and whether during the transferor's lifetime or upon or after the transferor's death, including by operation of law, court order, judicial process, foreclosure, levy or attachment.

"Transferable Interest" means the right, as initially owned by a person in the person's capacity as a Member, to receive distributions from a limited liability company in accordance with this Agreement, whether the person remains a Member or continues to own a part of the right. The term applies to any fraction of the interest, by whomever owned.

"Transferee" means a person to which all or part of a Transferable Interest is transferred, but who has not been admitted to the Company as a Member.

Other terms defined herein have the meaning so given them.